Exhibit 4.9

Agreement for the Assignment of Intellectual Property

This Agreement is made effective 20 January 2022 (Effective Date) by and between:

NanoMab Technology Limited of 9th Floor, Tung Ning Building, 249-253 Des Voeux Road Central, Hong Kong (NanoMab HKG);

NanoMab (UK) Limited, a company incorporated and registered in England and Wales with a registered office at 720 Centennial Court Centennial Park, Elstree, Borehamwood, Hertfordshire WD6 3SY, United Kingdom (NanoMab UK); and

(NanoMab HKG and NanoMab UKare jointly and severally referred to as the Assignor)

Radiopharm Theranostics Limited, ACN: 647877889 of Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053

(RPT)

(the Assignor and RPT are hereinafter referred to,
jointly and severally, as the Parties)

Background

A.	By an exclusive license agreement between Nanomab HKG and the Assignee made effective on 9 July 2021, as amended by a License Amendment Agreement made on 1 August 2021 (collectively, the License Agreement), NanoMab HKG granted to RPT an exclusive worldwide right and license with respect to the Assigned IP (defined below).

B.	NanoMab UK is a wholly owned subsidiary of NanoMab HKG. NanoMab UK was incorporated in 2020 and has created or otherwise generated aspects of the Licensed Know-How.

Agreed terms:

1.	Definitions

In this Agreement:

Assigned Compositions (defined as Licensed Compositions in the License Agreement) means compounds identified in the Licensed Patents, including:

(a)	a camelid single domain antibody raised against human HER2 antigen;

(b)	a camelid single domain antibody raised against human TROP2 antigen; and

(c)	a camelid single domain antibody raised against human PTK7 antigen,

whether used in isolation or in combination.

Assigned IP means all past, present and future Intellectual Property Rights in the Assigned Patents, the Assigned Know-How, the Assigned Compositions and the Assigned Products.

Assigned Know-How means tangible copies of the technical information regarding the Assigned Patents and specific to the Assigned Compositions and/or Assigned Products, including:

(a)	pre-clinical data for the Assigned IP including ADME and toxicology and diagnostic efficacy;

(b)	proof-of-concept data;

(c)	manufacturing know-how for a GMP environment; and

(d)	published and unpublished clinical trial results generated in the course of preparing for and/or performing:

(i)	investigator initiated trial registered as clinical trial No.: China IIS NCR04040686 for the imaging of 10 breast cancer patients with Tc99m-NM02 (closed);

(ii)	investigator initiated trial registered as clinical trial No. China IIS NCT04674722; for Imaging trial on breast cancer patients with Tc99m-NM02 and Re-188-NM02 (ongoing and expected to recruit 16 patients with Tc-99m-NM02); and

(iii)	Germany, compassionate use program, pursuant to which 2 patients were treated and 3 scans performed as at the Effective Date; and

(iv)	the treatment of breast cancer patients with Re-186 Re-188 NM02 therapeutics, expected to commence in August 2021.

Assigned Patents means:

(a)	a patent family comprising PCT application (no. PCT/CN2018/091953), filed on 20 June 2018, assigned to NanoMab HKG and titled “Anti-HER2 Nanobody and Coding Sequence and Use Thereof” and also comprising national phase entries in each of China, US, Europe and Japan (the Her-2 Patent);

(b)	a patent family filed in July 2021 claiming an anti-TROP2 Nanobody, coding sequence and use thereof (the TROP-2 Patent); and

(c)	a patent family that claims an anti-PTK-7 Nanobody, coding sequence and use thereof (the PTK-7 Patent),

and all (i) patents, patent applications, continuations, divisional applications, and foreign equivalents that claim the same priority date as the applications identified in paragraphs (a), (b) and (c) above (collectively, the Applications) or any of them, (ii) continuation-in-part applications that repeat a substantial portion of any of the Applications or any of them; (iii) letters patent or the equivalent issued on any of the Applications or any of them throughout the world; and (v) amendments, extensions, renewals, reissues, and re-examinations of any of the foregoing.

Assigned Product means a product, including kits, component sets or components thereof, regardless of concentration or formulation incorporating an Assigned Composition and/or Assigned Know-How and/or which involves the use of Assigned Know-How.

Intellectual Property Rights means all present and future intellectual property rights conferred by statute, at common law and/or in equity and wherever existing, including;

(a)	Patents, designs, copyright, rights in circuit layouts, trade marks, rights to know how, domain names, rights to inventions, product names, right to trade secrets and any other rights subsisting in the results of intellectual effort in any field, whether or not registered or capable of registration;

(b)	any application or right to apply for registration of any of these rights;

(c)	any registration of any of those rights or any registration of any application referred to in paragraph (b); and

(d)	all renewals and extensions of these rights;

Loss or Claim means, in relation to any person, a damage, loss, cost, expense or liability incurred by the person or a claim, action, proceeding or demand made against the person, however arising (including as a result of a breach of contract or negligence by the person) or loss arising from or in relation to the Assigned IP and whether present or future, fixed or unascertained, actual or contingent;

Patent means a registered patent and all applications to register such a patent, including a continuation, continuation-in-part, division, re-issue and substitution of a patent, and a renewal, extension, or re-examination of any such patent or patent application, and any patent of addition or supplementary protection certificate or substantially similar form of protection granted by another country where the essence is that the holder of the protection gains an exclusive right to make, use and sell a product or process.

2.	Assignment of the Assigned IP

2.1	Assignment

In consideration the terms and conditions of this Agreement, the Assignor hereby (with effect from the Effective Date) assigns, transfers and sets over to RPT its entire worldwide legal and beneficial rights, title and interest in and to:

(a)	the Assigned IP; and

(b)	all rights, powers, liberties, liabilities, risks and immunities conferred or imposed on the Assignors (jointly and severally) in the Assigned IP, including the right to sue and claim and retain damages, an account of profits and other remedies for infringement of and/or wrongful interferences with the Assigned IP, all whether or not such all rights, powers, liberties and immunities arose before the Effective Date;

and the Assignee accepts such assignment (the Assignment).

2.2	Acknowledgement and Clarification

The Assignor acknowledges and agrees that:

(a)	the effect of Section 2.1 above is to assign to RPT all the Assigned IP to the fullest extent necessary to effect full and exclusive ownership in RPT of the Assigned IP; and

(b)	as a result of the operation of Section 2.1, as at the Effective Date, the Assignor does not and will not own any Assigned IP.

2.3	Formalizing the Assignment of Assigned IP

The Assignor agrees to:

(a)	execute all such documents and do all such acts at RPT’s expense that are reasonably necessary to formalize the Assignment;

(b)	execute any documents required to record on patents registers the assignment from the Assignor to RPT of the Assigned Patents and other registrable Intellectual Property Rights comprised in the Assigned IP; and

(c)	take such other steps as are reasonably within his capacity, and as are reasonably requested RPT at the RPT’s expense, to record and perfect such assignment, and register the Assigned IP in the name of RPT.

3.	Payment for Assignment

3.1	Issue of shares

Within thirty (30) days of the Effective Date, RPT shall issue to NanoMab HKG RPT ordinary shares equivalent to half a million United States dollars (US $0.5M) based on the seven (7) day volume weighted average price (VWAP) of RPT shares as at date on which the shares will be issued.

3.2	Shares Certificates

RPT will issue to NanoMab HKG share certificates evidencing validly issued, fully-paid ordinary RPT shares to represent an ownership interest of the shares to be issued under this Agreement. All shares will be subject to twelve (12) months escrow (lock up) or as otherwise required by the ASX and during such time period may not be resold within except pursuant to an available exemption under section 708 of the Australian Corporations Act 2001(Cth).

4.	Effect of Assignment on the License Agreement

4.1	Continuing Provisions

The parties respective rights and obligations set out in:

(a)	Section 2 (Development and Commercialization Efforts);

(b)	Section 3.3 (First Right of Refusal);

(c)	Section 4 (Payments);

(d)	Section 5 (Reports, Audits and Financial Terms);

(e)	Section 6 (Licensee Covenants); and

(f)	Section 9 (Representations and Warranties) through Section 13 (General) but not Section 11.4,

of the License Agreement, all to the extent that that as at the Effective Date are not discharged, will continue to be of force and effect. Otherwise, subject to Section 4.2 below, all the other terms and conditions of the License Agreement are hereby terminated and of no force or effect.

4.2	Provisions being Amended

(a)	Subject to paragraph 4.2(b) below, Section 7 (Intellectual Property) of the License Agreement is hereby of no further force or effect. From the Effective Date, RPT shall be solely responsible for and have the care and conduct of all the Assigned Patent and all patent applications and other forms of registrable protection for all the Assigned Compositions and the Assigned Products, including the sole right and responsibility to communicate with and instruct patent counsel with respect to all the foregoing Intellectual Property Rights. RPT’s only obligation with respect to the Assigned IP shall be to (i) keep the Assignor generally updated on the progress of patent prosecution; and (ii) give reasonable consideration to the comments and requests of the Assignor or its patent counsel.

(b)	Sections 7.1.3 (Notify of Infringement) and Sections 7.1.4 and 7.1.5 (Infringement Proceedings) of the License Agreement shall remain in full force and effect, except that: (i) RPT shall be entitled in its sole discretion to commence or withhold from commencing litigation and/or other court or judicial proceedings, and (ii) RPT must indemnify the Assignor and keep and hold them harmless from and against liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, Losses), arising out of such litigation or other court or judicial proceedings except to the extent that such Losses result from: (i) the material breach of any term, representation or warranty made by the Assignor under the Licensee Agreement, or (ii) the Assignor’s negligence, willful misconduct or failure to comply with applicable law.

5.	Warranties

Each of the Assignors represents and warrants to RPT Assignee that, as at the Effective Date:

(a)	it has full legal capacity and power to enter into this Agreement and to carry out the transactions that this Agreement contemplates;

(b)	all corporate action has been taken that is necessary or desirable to authorise their entry into this Agreement and the carrying out of the transactions that this Agreement contemplates; and

(c)	this Agreement constitutes legal, valid and binding obligations, enforceable against it in accordance with its terms, subject to any necessary stamping or registration.

6.	Indemnity

Each of the Assignors shall defend, indemnify and hold harmless RPT, its officers, directors, shareholders, employees and agents (Indemnitees) from and against any and all third party liabilities, claims, suits, and expenses, including reasonable attorneys’ fees (collectively, Losses), arising out of or are in any way attributable to a breach of any representation or warranty made by that Assignor under Section 5 or elsewhere under this Agreement, or (iii) the negligence, willful misconduct or failure to comply with applicable law by that Assignor. The indemnity in this Section 6 are subject to the condition that RPT shall forthwith notify the Assignor on being notified or otherwise made aware of a liability, claim, suit, action or expense and that the Assignor defend and control any proceedings with RPT being permitted to participate at its own expense (unless there shall be a conflict of interest which would prevent representation by joint counsel, in which event the Assignor shall pay for RPT’s counsel); provided, that, the Assignor may not settle the liability, claim, suit, action or expense, or otherwise admit fault of RPT or consent to any judgment, without the written consent of RPT, such consent not to be unreasonably withheld. Notwithstanding the foregoing, no delay in the notification of the existence of any claim of Loss shall cause a failure to comply with this Section 6 as long as such delay shall not have materially impaired the rights of the Assignor.

7.	General

7.1	Entire understanding

This Agreement contains the entire understanding between the parties concerning the subject matter of this Agreement and supersedes all prior communications between the parties.

7.2	No adverse construction

This Agreement is not to be construed to the disadvantage of a party because that party was responsible for its preparation.

7.3	No Variation

This Agreement cannot be amended or varied except in writing signed by the parties.

7.4	Governing law and jurisdiction

This Agreement is governed by and must be construed in accordance with the laws in force in the State of Victoria, Australia. The parties submit to the exclusive jurisdiction of the courts of that State and the Commonwealth of Australia in respect of all matters arising out of or relating to this Agreement, its performance or subject matter.

7.5	Counterparts

If this Agreement consists of a number of signed counterparts, each is an original and all of the counterparts together constitute the same document.

7.6	Severability

Any provision of this Agreement which is invalid in any jurisdiction must, in relation to that jurisdiction:

(a)	be read down to the minimum extent necessary to achieve its validity, if applicable; and

(b)	be severed from this Agreement in any other case,

without invalidating or affecting the remaining provisions of this Agreement or the validity of that provision in any other jurisdiction.

Executed as an Agreement:

NanoMab Technology Limited		Radiopharm Theranostics Limited

By:	/s/ Hong-Hoi Ting	By:	/s/ Paul Hopper
Name:	Hong-Hoi Ting	Name:	Paul Hopper
Title:	Executive Director	Title:	Director

By:	/s/ Henry Ho	By:	/s/ Phillip Hains
Name:	Henry Ho	Name:	Phillip Hains
Title:	Executive Director	Title:	Company Secretary

NanoMab Technology (UK) Limited

By:	/s/ Hong-Hoi Ting
Name:	Hong-Hoi Ting
Title:	Executive Director